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Exhibit 12.2

Con Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges
(Millions of Dollars)

		For the Twelve Months Ended December 31,
	For the Nine Months Ended September 30, 2003
		2002	2001	2000	1999	1998
Earnings
Net Income for Common Stock	$457	$605	$649	$570	$698	$728
Preferred Stock Dividend	8	13	14	14	14	17
Cumulative Effect of Changes in Accounting Principles	—	—	—	—	—	—
(Income) or Loss from Equity Investees	—	1	—	—	—	1
Minority Interest Loss	—	—	—	—	—	—
Income Tax	294	342	427	290	366	414

Pre-Tax Income from Continuing Operations	$759	$961	$1,090	$874	$1,078	$1,160
Add: Fixed Charges*	298	408	410	392	340	346
Add: Amortization of Capitalized Interest	—	—	—	—	—	—
Add: Distributed Income of Equity Investees	—	—	—	—	—	—
Subtract: Interest Capitalized	—	—	—	—	—	—
Subtract: Preferred Stock Dividend Requirement	—	—	—	—	—	—

Earnings	$1,057	$1,369	$1,500	$1,266	$1,418	$1,506

* Fixed Charges
Interest on Long-term Debt	251	$333	$347	$319	$292	$295
Amortization of Debt Discount, Premium and Expense	10	12	13	13	13	14
Interest Capitalized	—	—	—	—	—	—
Other Interest	23	51	32	43	17	18
Interest Component of Rentals	14	12	18	17	18	19
Preferred Stock Dividend Requirement	—	—	—	—	—	—

Fixed Charges	$298	$408	$410	$392	$340	$346

Ratio of Earnings to Fixed Charges	3.5	3.4	3.7	3.2	4.2	4.4

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  Exhibit 12.2